

June 13, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect Officer and Director changes from several affiliated entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 9:00am on 06/13/25

Enclosures

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) **06/13/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

    25000201

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (312) 786-5600   (312) 786-7138
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Laura Dickman   Associate General Counsel   Cboe EDGX Exchange, Inc.   (312) 786-7572
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X   Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/13/25   Cboe EDGX Exchange, Inc.
          (MM/DD/YY)   (Name of Applicant)

By: *Laura Dickman* [signature executed at 9:00am on 06/13/25]   Laura Dickman, Associate General Counsel
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this see header day of see header , see header   by   see header
                                                         (Month)   (Year)   (Notary Public)

My Commission expires ___see header___ County of __see header__ State of see header


This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


EXHIBIT C – AMENDMENT AS OF JUNE 13, 2025

Summary of changes made to Exhibit C:

- For Cboe FX Markets, LLC Fredric Tomczyk (Chief Executive Officer) has been removed as an Officer.
- For Cboe FX Markets, LLC Craig Donohue (Chief Executive Officer) has been added as an Officer.
- For Cboe Bats, LLC Fredric Tomczyk (Chief Executive Officer) has been removed as a Director and Officer.
- For Cboe Bats, LLC Craig Donohue (Chief Executive Officer) has been added as a Director.
- For Cboe Bats, LLC Craig Donohue (Chief Executive Officer), Erin Banks (VP, Talent Management), Denise Bent (VP, Futures Regulation), Andy Bevers (VP, Head of Derivatives Sales – US Members), Laura Fuson (VP, Head of Futures), Megan Goett (SVP, Chief Marketing Officer), Benjamin Leit (VP, Global Head of Sales – FX and UST), Michael Margolis (VP, Associate General Counsel), Sarah McDowell (VP, Chief Enforcement Counsel), Jordan Newmark (VP, Associate General Counsel), Dennis O'Callahan (VP, Cboe Labs), Hemang Patel (VP, Project Management), Stephanie Renner (SVP, Finance), Adel Sarhan (VP, Product Development), Corban Schmidt (VP, Software Engineering), Henry Schwartz (VP, Derivatives Market Intelligence), Omarr Woodhouse (VP, OSC), Mandy Xu (VP, Head of Derivatives Market Intelligence), and Heidi Zenger (VP, Internal Audit) have been added as Officers.
- For Cboe Bats, LLC, Michael Hollingsworth's Officer title has been updated (VP, Global Head of Risk and Market Analytics)
- For Cboe Bats, LLC, Kathleen Mikulak's Officer title has been updated (VP, Deputy Chief Regulatory Officer)
- For Cboe Services Company, Fredric Tomczyk has been removed as a Director and Officer.
- For Cboe Services Company, Criag Donohue has been added as a Director and Officer.